Filed by The Growth for Good Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Growth for Good Acquisition Corporation

Commission File No.: 001-41149

ZeroNox Inc. to Participate at the Roth London Conference

May 25, 2023 08:00 AM Eastern Daylight Time

PORTERVILLE, Calif.--(BUSINESS WIRE)-- Zero Nox Inc. (“ZeroNox” or the “Company”) a leading provider of sustainable, off-highway vehicle electrification, today announced it will be attending the 9th Annual Roth London Conference, which will be held at the Four Seasons Hotel London at Park Lane. The Company’s Chief Executive Officer, Vonn Christenson, and President, Robert Cruess, will be in attendance.

Event:	9th Annual London Conference
Date:	June 20-22, 2023
Format:	1x1 / small group meetings - by invitation only
Location:	London, UK

This format will provide investors the opportunity to meet with executive management from approximately 70 private and public companies in a variety of sectors including: Sustainability (Solar, Environmental, Mobility and Transportation) and Technology. The 40-minute 1x1 / small group meetings and many social events throughout the conference will provide institutional investors meaningful interaction with executive management to gain in-depth insights.

To learn more and submit a registration request, visit https://www.roth.com/london2023

About ROTH MKM

ROTH MKM is a relationship-driven investment bank focused on serving growth companies and their investors. Its full service platform provides capital raising, high impact equity research, macroeconomics, sales and trading, technical insights, derivatives strategies, M&A advisory, and corporate access. Headquartered in Newport Beach, California, ROTH MKM is a privately-held, employee owned organization and maintains offices throughout the U.S.

For more information, visit: https://www.roth.com.

About ZeroNox

ZeroNox is leading the electrification of off-highway commercial and industrial vehicles, with best-in-class LFP batteries and an electric powertrain platform (“ZEPP”) that is cleaner, high performing, and cost effective. As a first mover in the advanced off-highway electric vehicle (OHEV) powertrain market, ZeroNox is proudly designed and engineered in America, with offices in Porterville, California.

For more information, visit: https://www.zeronox.com and https://www.linkedin.com/company/zeronox/

The information contained on, or accessible through, ZeroNox’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

About Growth for Good

The Growth for Good Acquisition Corporation (“Growth for Good”), led by CEO, Yana Watson Kakar, President, Dana Barsky, and Chairperson of the Board of Directors, Vikram Gandhi, focuses on sustainable, socially responsible companies with strong business fundamentals, high growth potential and a readiness to scale in the public markets. Growth for Good’s team of highly reputable sustainability investors and seasoned business operators seeks to add strategic and operational as well as financial value to its merger partner. Growth for Good believes the market opportunity for sustainable companies has never been stronger and looks forward to supporting a company that will contribute to the decarbonization of the global economy.

For more information, visit: https://www.g4ginvestment.com and https://www.linkedin.com/company/growth-for-good-acquisition-corp/

The information contained on, or accessible through, Growth for Good’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between The Growth for Good Acquisition Corporation (“G4G”) and Zero Nox, Inc. (“ZeroNox”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of G4G’s securities, (xiii) the risk that the transaction may not be completed by G4G’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by G4G, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of G4G and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against G4G related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of G4G’s securities on a national securities exchange, (xx) the price of G4G’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which G4G plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting G4G’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of G4G’s registration on Form S-1 (File No. 333-261369), the registration statement on Form S-4 discussed above and other documents filed by G4G from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and G4G and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither G4G nor ZeroNox gives any assurance that either G4G or ZeroNox or the combined company will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, Growth for Good filed the Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) on April 7, 2023, which includes a document that serves as a prospectus and a proxy statement of Growth for Good, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the Registration Statement and will be sent to all Growth for Good stockholders as of the applicable record date to be established. Growth for Good may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF G4G ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by G4G through the website maintained by the SEC at www.sec.gov. The documents filed by G4G with the SEC also may be obtained by contacting G4G at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in Solicitation

G4G and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from G4G’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain a free copy of these documents as described in the preceding paragraph.

ZeroNox Contacts
For Media:
ZeroNoxPR@icrinc.com

For Investors:
ZeroNoxIR@icrinc.com